February 18, 2005


Mail Stop 03-06

Jerry D. Leitman
President
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

Re:	FuelCell Energy, Inc.
      Registration Statement on Form S-1
      Filed January 24, 2005
		File No. 333-122241

Dear Mr. Leitman:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that all outstanding comments on your concurrent registration statement on Form S-1 filed on January 21, 2005 (file no. 333-122216) must be resolved prior to requesting acceleration of the effective date of this Form S-1.
Fee Table
2. Please be advised that we consider an offering of immediately convertible securities to involve an ongoing offering to sell the securities underlying the convertible securities. Thus, because the shares of preferred stock being registered for resale appear to be immediately convertible into common stock, an unregistered primary offering to the current selling shareholders of the shares underlying the preferred stock appears to have been commenced at the time of the private offering of the preferred stock to those holders. In addition, the commencement of a public resale offering of the preferred stock under this registration statement will simultaneously commence a public primary offering of the common shares underlying the preferred stock to all potential transferees of the preferred stock. Therefore, in conjunction with the registration of the resale of the preferred stock to potential preferred stock transferees, you must also register a primary offering of the underlying securities to those potential preferred stock transferees. However, because an unregistered primary offering of the shares underlying the preferred stock to the current selling security holders has already commenced, you may not register a primary offering of the common shares to those current holders and still must register the common shares for resale by such holders. Accordingly, please revise the notes to your fee table to clarify that you are registering a primary offering of the common shares underlying the preferred stock to potential preferred stock transferees as well as a resale offering of those shares by the current selling security holders.

Selling Shareholders - Page 85
3. Because the shares of preferred stock appear to be convertible into shares of common stock at any time at the option of the holder, it appears that each holder of shares of preferred stock should be identified in the selling shareholder table as also being the beneficial owner of the shares of common stock that would be issuable to that holder upon the conversion of that holder`s preferred shares.
Please revise the column of the table that appears under the heading
"Number of Shares Beneficially Owned Before this Offering - Common Stock" accordingly.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Richard A. Krantz, Esq.

FuelCell Energy, Inc.
February 18, 2005
Page 1